UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA reaches an agreement to acquire Companhia Fluminense de Refrigerantes in Brazil

Mexico City, Mexico – June 28, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announces that it has reached an agreement to acquire 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) in an all-cash transaction. During the last twelve months ended March 31, 2013, Companhia Fluminense sold 56.6 million unit cases of beverages, including beer, generating approximately US$ 232 million in net revenues.

The agreement has been approved by Coca-Cola FEMSA’s Board of Directors and is subject to the approval of the Conselho Administrativo de Defesa Econòmica, the Brazilian antitrust authority. Coca-Cola FEMSA will also seek the approval of The Coca-Cola Company on this transaction.

The aggregate Enterprise Value of this transaction is USD$448 million and Companhia Fluminense’s estimated pro forma consolidated EBITDA of the last twelve months ended March 31, 2013 was USD$ 40 million.

“This transaction underscores our commitment to continue focusing on the opportunities that the Latin American Coca-Cola bottling system presents. This acquisition highlights the long-term strategic importance of the Brazilian market for Coca-Cola FEMSA as we believe in the attractive domestic consumption prospects and socio-economic dynamics. This franchise represents an important link between our São Paulo and Minas Gerais footprint, setting the stage for important synergies to be captured from the geographic contiguity of our territories and the reconfiguration of the supply chain of our combined operations. Our growing family of employees will continue to work to capitalize on the opportunities that the beverage industry presents to us in our markets,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

“As we maintain our focus on driving the growth of our businesses through our passionate team of employees and managers, we also remain keen and alert to capture strategic opportunities where we can leverage the platform and the capabilities we have developed over time. We congratulate our team on this important transaction and reiterate our belief that the very reason for our existence is to create economic, social, and environmental value for all our stakeholders and for the communities where we operate,” said José Antonio Fernández Carbajal, President of the Board of Directors of Coca-Cola FEMSA.

Companhia Fluminense was founded 64 years ago in the state of Rio de Janeiro, when The Coca-Cola Company granted the first franchise agreement to these territories in 1949. Companhia Fluminense has presence in parts of the states of Minas Gerais, Rio de Janeiro and São Paulo, where it serves 141 cities, including the city of São José dos Campos, one of the most important industrial and research centers in Latin America. This franchise operates 1 bottling facility and 4 distribution centers, with 2,000 employees serving 15,000 clients and 4.5 million consumers.

June 28, 2013	Page 1

Coca-Cola FEMSA reaches an agreement to acquire Companhia Fluminense de Refrigerantes in Brazil

CONFERENCE CALL INFORMATION

We invite you to participate in the conference call to announce the transaction, which will be held on Monday, July 1, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time).

The speakers on this call will be:

Mr. Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA; and

Mr. Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA

To participate in the conference call, please dial: Domestic U.S.: 800-289-0463 or International: 913-981-5587; Participant passcode: 7391053. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com.

If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 62 bottling facilities and serves 317 million consumers through close to 2,700,000 retailers with more than 100,000 employees worldwide.

Companhia Fluminense produces and distributes Coca-Cola, Fanta, Kuat, Del Valle, and other trademark beverages of The Coca-Cola Company serving 141 cities in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro. Companhia Fluminense was granted its first Coca-Cola bottling franchise in 1949 and currently operates 1 bottling facility and 4 distribution centers, with 2,000 employees serving 15,000 clients and 4.5 million consumers.

June 28, 2013	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: June 28, 2013